UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    211497102
                                 (CUSIP Number)


                              KOFI APPENTENG, ESQ.
                             THACHER PROFFITT & WOOD
                  11 WEST 42ND STREET, NEW YORK, NEW YORK 10036
                                 (212) 789-1200
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act. but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 2 OF 5 PAGES


1        NAME OF REPORTING PERSON:  Jonah Meer

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS (see instructions)
                           PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

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      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      778,488 (See Item 5)
     BENEFICIALLY                   --------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                               0
      REPORTING                     --------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       778,488 (See Item 5)
                                    --------------------
                           10       SHARED DISPOSITIVE POWER
                                    0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           778,488 (See Item 5)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           15% (See Item 5)

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14       TYPE OF REPORTING PERSON (see instructions)
                           IN


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CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 3 OF 5 PAGES


Item 1.           Security and Issuer.

                  This Schedule 13D relates to common stock, $0.01 par value (the "Common Stock") of Continental Information Systems Corporation, a New York corporation (the "Company"). The Company's principal executive offices are located at 74 Broad Street, 3rd Floor, New York, New York 10004.


Item 2.           Identity and Background

                  This Schedule 13D is being filed by Jonah Meer whose address is 74 Broad Street, 3rd Floor, New York, New York, 10004. Mr. Meer is the President, Chief Executive Officer and sole member of the Board of Directors of the Company, located at the address set forth above. Mr. Meer has never been convicted in a criminal proceeding nor has he ever been a party to a civil or criminal proceeding before any administrative or judicial body resulting in a judgment, decree or final order to which he is or was subject. Mr. Meer is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

                  The 656,188 and 69,800 shares of common stock purchased by Mr. Meer on August 8, 2002 and August 12, 2002, respectively giving, rise to the filing of this Schedule 13D were purchased by him using his personal funds at a cost of $0.05 per share.

Item 4.           Purpose of Transaction

                  Mr. Meer acquired the shares of common stock giving rise to the filing of this Schedule 13D for investment purposes in privately negotiated transactions. He intends to continuously review his investment and may in the future determine to: (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the shares of the Company owned by him, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Company, the disposition of securities of the Company; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or terms of directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or (h) the taking of any other action similar to those enumerated above. Mr. Meer


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CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 4 OF 5 PAGES


also reserves the right to take other actions to influence the management of the Company should he deem such actions appropriate.

Item 5.           Interest in Securities of the Issuer

                  The following table sets forth the number of shares of the common stock of the issuer which are beneficially owned by Mr. Meer, together with the percentage of such common stock beneficially owned by Mr. Meer as of the date hereof. Mr. Meer has sole power to vote and dispose of the shares of such common stock which are beneficially owned by him. Other than the acquisition of 656,188 shares on August 8, 2002, and 69,800 shares on August 12, 2002, there have been no transactions effected by Mr. Meer in the class of securities reported herein in the past 60 days.




                         Number of Shares          Percentage of Common
Name                     Beneficially Owned        Stock Beneficially Owned
----                     ------------------        ------------------------
Jonah Meer               778,488 (1)               15%(2)


----------

(1) Includes (a) 729,988 shares of common stock owned directly, (b) 23,500 shares of common stock held in Mr. Meer's IRA Rollover Account, and (c) 25,000 shares of common stock issuable upon the exercise of currently-exercisable stock options.

(2) The percentage owned by Mr. Meer is based on a total of 5,191,152 shares of common stock of Issuer, which represents 5,166,152 shares of common stock issued and outstanding, as stated in Issuer's most recent quarterly report on Form 10-Q for the quarter ended February 28, 2002, plus 25,000 treasury shares of common stock of Issuer on which Mr. Meer holds currently-exercisable options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  None.

Item 7.           Material to be Filed As Exhibits.

                  None.



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CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 5 OF 5 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated:  August 22, 2002


                                                  /s/  Jonah Meer
                                           ------------------------------
                                                       Jonah Meer